UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Safeguard Scientifics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

786449207

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399-5402

DARREN C. WALLIS

MAPLEWOOD PARTNERS, LLC

555. E. Lancaster Avenue, Suite 640

Radnor, PA 19087

(610) 816-6660

[With a copy to]

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,068,295 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,068,295 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,295 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2% (See Item 5)
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,068,295 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,068,295 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,295 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Maplewood Advisors IM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,139,365 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,139,365 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,139,365 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% (See Item 5)
14	TYPE OF REPORTING PERSON

IA

4

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Maplewood Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,139,365 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,139,365 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,139,365 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Maplewood Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		116,700 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

116,700 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,700 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Darren C. Wallis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,139,365 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,139,365 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,139,365 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		763,573 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

763,573 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

763,573 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Sierra Capital Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Maplewood Global Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

AVI Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,098 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,098 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,098 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

11

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		55,728 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

55,728 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,728 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

12

CUSIP NO. 786449207

1	NAME OF REPORTING PERSON

Maplewood Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,098 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,098 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,098 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

13

CUSIP NO. 786449207

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) This statement is filed by Sierra Capital Investments, LP, a Delaware limited partnership (“Sierra”), Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), AVI Capital Partners, LP, a Delaware limited partnership (“AVI”), Maplewood Capital Partners, LP, a Delaware limited partnership (“MCP”), Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), Maplewood Advisors GP, LLC, a Delaware limited liability company (“MAGP”), Maplewood Advisors IM, LLC, a Delaware limited liability company (“MAIM”), Maplewood Global Partners, LLC, a Delaware limited liability company (“MGP”), Maplewood Partners, LLC, a Delaware limited liability company (“MP”), Darren C. Wallis (“Mr. Wallis”) and Joseph M. Manko, Jr. (“Mr. Manko”, together with Mr. Wallis, Sierra, MP, MGP, MCP, MAGP, MAIM, AVI, HCPF, HCP and HCM, the “Reporting Persons” and each a “Reporting Person”), with respect to shares of Common Stock of the Issuer. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of HCPF, HCP, HCM and Mr. Manko is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103. The address of the principal office of each of Sierra, AVI, MAIM, MP, MCP, MGP, MAGP and Mr. Wallis is 555 E. Lancaster Avenue, Suite 640, Radnor, PA 19087.

(c)       The principal business of each of Sierra, HCPF, AVI, MAGP, MCP, MGP and HCP is purchasing, holding and selling securities for investment purposes. The principal business of HCM is serving as the investment manager of HCPF and Sierra. The principal business of MAIM is serving as the investment manager of AVI, Sierra and MCP. HCP is the general partner of HCPF. HCP and MGP are the general partners of Sierra. MAGP is the general partner of AVI. MP is the parent company of MGP, MAGP and MAIM and the general partner of MCP. The principal occupation of Mr. Wallis is serving as the managing member of MP, MGP, MAGP and MAIM. The principal occupation of Mr. Manko is serving as the managing member of HCM and HCP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Manko and Wallis are citizens of the United States of America.

Item 3.	Source and Amounts of Funds or other Consideration.

Item 3 is hereby amended and restated to read as follows:

14

CUSIP NO. 786449207

The shares of Common Stock acquired by the Reporting Persons were purchased with working capital of each of HCPF, AVI, HCM, MAIM, MCP and Sierra (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The net investment costs (including commissions, if any) of the Shares directly owned by the Reporting Persons is approximately $13,955,241, including the net cost of Shares. The amounts paid were funded by working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 26, 2019, Sierra, HCPF, HCP, HCM, AVI, MAIM, MCP, MP, MGP, MAGP and Messrs. Manko and Wallis (collectively, the “Investor Group”) and the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Cooperation Agreement, the Issuer agreed to, among other things: (i) increase the size of its Board from five (5) to six (6) members; (ii) appoint Mr. Manko to the Board (the “New Director”), effective immediately with a term expiring at the Issuer’s 2019 Annual Meeting of Shareholders (the “2019 Annual Meeting”); (iii) nominate the New Director and the five (5) members of the Board who are on the Board prior to the execution of the Cooperation Agreement (the “Incumbent Slate,” and together with the New Director, the “2019 Nominees”) for election at the 2019 Annual Meeting with a term expiring at the Issuer’s 2020 Annual Meeting of Shareholders (the “2020 Annual Meeting”); (iv) recommend each of the 2019 Nominees for election as directors of the Issuer at the 2019 Annual Meeting; (v) support and solicit proxies for the election of the New Director in substantially the same manner as the Issuer supports and solicits proxies for the election of each of the members of the Incumbent Slate at the 2019 Annual Meeting; (vi) appoint the New Director to all committees of the Board; (vii) hold the 2019 Annual meeting no later than July 1, 2019; and (viii) not increase the size of the Board beyond six (6) members until the expiration of the Standstill Period (as defined below) without the unanimous approval of the Board, subject to certain limitations.

The Cooperation Agreement also provides that if the New Director (or any replacement director) is unable or unwilling to serve as a director, resigns as a director or is removed as a director of the Issuer for any reason, other than failure to be elected or re-elected, and at such time the Investor Group beneficially owns in the aggregate at least the lesser of five percent (5.0%) of the Issuer’s then outstanding shares of Common Stock, and 1,028,848 shares of Common Stock, subject to adjustment, then the Issuer and the Investor Group will work together in good faith to identify and propose a replacement director to be appointed to the Board who shall only be appointed to the Board after having been mutually agreed upon by both the Issuer and the Investor Group.

15

CUSIP NO. 786449207

Pursuant to the terms of the Cooperation Agreement, the Investor Group has agreed that at each annual and special meeting of shareholders held during the Standstill Period, the Investor Group will (i) appear at such meeting or otherwise cause all shares of Common Stock beneficially owned by it and its respective Affiliates and Associates (as such terms are defined in Rule 12b-2 of the Exchange Act) to be counted as present thereat for purposes of establishing a quorum; (ii) vote, or cause to be voted, all shares of Common Stock beneficially owned by it and its respective Affiliates and Associates on the Issuer’s proxy card or voting instruction form in favor of (a) the directors nominated and recommended by the Board (and not in favor of any other nominees to serve on the Board), and (b) except in connection with any Opposition Matter (as defined below) or Other Voting Recommendation (as defined below), each of the shareholder proposals listed on the Issuer’s proxy card or voting instruction form in accordance with the Board’s recommendations; and (iii) not execute any proxy card or voting instruction form in respect of such shareholders’ meeting other than the proxy card and related voting instruction form being solicited by or on behalf of the Board. Pursuant to the Cooperation Agreement, in the event that Institutional Shareholder Services Inc. (“ISS”) issues a recommendation with respect to any matter (other than with respect to the election or removal of directors) that is different from the recommendation of the Board, the Investor Group shall have the right to vote its shares of Common Stock on the Issuer’s proxy card or voting instruction form in accordance with the ISS recommendation (the “Other Voting Recommendation”). Under the Cooperation Agreement, “Opposition Matter” means any of the following transactions, but only to the extent submitted by the Board to shareholders for approval: (A) the sale or transfer of all or substantially all of the Issuer’s assets in one or a series of transactions; (B) the sale or transfer of a majority of the outstanding shares of the Issuer’s Common Stock (through a merger, stock purchase, or otherwise); (C) any merger, consolidation, acquisition of control, or other business combination; (D) any tender or exchange offer; (E) any dissolution, liquidation, or reorganization; (F) any changes in the Issuer’s capital structure (but excluding any proposals relating to the adoption, amendment or continuation of any equity plans); (G) any proposals relating to the Tax Benefits Plan (as defined in the Cooperation Agreement); or (H) any other transactions that would result in a Change of Control (as defined in the Cooperation Agreement) of the Issuer. The Investor Group also irrevocably withdrew its Nomination Notice delivered to the Issuer on March 22, 2019.

16

CUSIP NO. 786449207

The Investor Group also agreed to certain standstill provisions from the date of the Cooperation Agreement until 11:59 p.m., Eastern Time, on the date that is the earlier of (i) ten (10) calendar days prior to the expiration of the advance notice period for the submission by shareholders of director nominations for consideration at the 2020 Annual Meeting and (ii) one hundred (100) calendar days prior to the first anniversary of the 2019 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit the Investor Group and its Affiliates (as defined in the Cooperation Agreement) from taking specified actions during the Standstill Period with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in any solicitation of proxies or written consents to vote any voting securities of the Issuer, (ii) conducting any non-binding referendum with respect to any voting securities of the Issuer; (iii) joining any other “group” for purposes of Section 13(d) of the Exchange Act or becoming party to any voting arrangement or agreement; (iv) seeking or encouraging others to submit nominations for the election or removal of directors; (v) seeking, alone or in concert with others, representation on the Board, except as expressly permitted by the Cooperation Agreement; (vi) advising, encouraging or influencing any person with respect to the voting of or disposition of any securities of the Issuer; (vii) making shareholder proposals at any annual or special meeting of shareholders; (viii) calling, or supporting another shareholder’s call of, any meeting of shareholders; (ix) initiating, encouraging or participating in any “vote no,” “withhold” or similar campaign relating to the Issuer; (x) acquiring any additional securities of the Issuer or any rights decoupled from the underlying securities of the Issuer representing in the aggregate in excess of ten percent (10%) of the shares of Common Stock then outstanding, provided that any such additional share acquisitions can only be made to the extent that the Issuer was to determine to grant the Investor Group a waiver or exemption under the Tax Benefits Plan; or (xi) publicly announce or otherwise publicly disclose an intent to propose or enter into or agree to enter into, singly or with any other person, directly or indirectly, any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Issuer or any of its subsidiaries.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) –(c) are hereby amended and restated to read as follows:

The percentages used herein are calculated based upon 20,652,338 shares of Common Stock issued and outstanding as of February 25, 2019, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 1, 2019.

17

CUSIP NO. 786449207

As of the close of business on March 26, 2019:

1. HCM

(a) Amount beneficially owned: 1,068,295*

(b) Percent of class: 5.2% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,068,295*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,068,295*

2. Mr. Manko

(a) Amount beneficially owned: 1,068,295*

(b) Percent of class: 5.2% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,068,295*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,068,295*

3. MAIM

(a) Amount beneficially owned: 1,139,365*

(b) Percent of class: 5.5% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,139,365*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,139,365*

4. MP

(a) Amount beneficially owned: 1,139,365*

(b) Percent of class: 5.5% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,139,365*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,139,365*

5. Mr. Wallis

(a) Amount beneficially owned: 1,139,365*

(b) Percent of class: 5.5% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,139,365*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,139,365*

6. HCP

(a) Amount beneficially owned: 763,573*

(b) Percent of class: 3.7%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 763,573*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 763,573*

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CUSIP NO. 786449207

7. Sierra

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.4%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

8. MGP

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.4%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

9. MCP

(a) Amount beneficially owned: 116,700*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 116,700*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 116,700*

10. HCPF

(a) Amount beneficially owned: 55,728*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 55,728*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 55,728*

11. AVI

(a) Amount beneficially owned: 10,098*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,098*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,098*

12. MAGP

(a) Amount beneficially owned: 10,098*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,098*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,098*

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CUSIP NO. 786449207

* Sierra owns directly 707,845 shares of Common Stock. Pursuant to investment management agreements, HCM and MAIM maintain investment and voting power with respect to the securities held by Sierra. However, despite the delegation of investment and voting power to HCM and MAIM, HCP and MGP may be deemed to be the beneficial owners of such securities under Rule 13d-3 of the Exchange Act (“Rule 13d-3”) because HCP and MGP have the right to acquire investment and voting power through termination of investment management agreements with HCM and MAIM. HCPF owns directly 55,728 shares of Common Stock, including 100 shares that are held in record name. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. AVI owns directly 10,098 shares of Common Stock. Pursuant to investment management agreements, MAIM maintains investment and voting power with respect to the securities held by AVI. However, despite the delegation of investment and voting power to MAIM, MAGP may be deemed to be the beneficial owner of such securities under Rule 13d-3 because MAGP has the right to acquire investment and voting power through termination of investment management agreements with MAIM. HCM and MAIM also act as investment advisers to certain jointly managed accounts. Under investment management agreements with these jointly managed accounts, HCM and MAIM have investment and voting power with respect to 304,722 shares of Common Stock held in the client managed accounts. MCP owns directly 116,700 shares of Common Stock. MAIM acts as the investment adviser to MCP. Pursuant to investment management agreements, MAIM maintains investment and voting power with respect to the securities held by MCP. However, despite the delegation of investment and voting power to MAIM, MP may be deemed to be the beneficial owner of such securities under Rule 13d-3 because MP has the right to acquire investment and voting power through termination of investment management agreements with MAIM. HCP and MGP are the general partners for Sierra. MAGP is the general partner of AVI. HCP is the general partner of HCPF. Mr. Manko is the managing member of HCM and HCP. MP is the parent company of MGP, MAIM and MAGP and the general partner of MCP. Mr. Wallis is the managing member of MP, MGP, MAGP, MAIM and MCP. By reason of the provisions of Rule 13d-3, (i) each of MP, Mr. Wallis and MAIM may be deemed to beneficially own the 1,139,365 shares of Common Stock held by AVI, Sierra, MCP and the managed accounts, (ii) each of HCM and Mr. Manko may be deemed to beneficially own the 1,068,295 shares of Common Stock held by HCP, Sierra and the managed accounts, (iii) HCP may be deemed to beneficially own the 763,573 shares of Common Stock held by HCPF and Sierra, (iv) MGP may be deemed to beneficially own the 707,845 shares of Common Stock held by Sierra, and (v) MAGP may be deemed to beneficially own the 10,098 shares of Common Stock held by AVI. The Reporting Persons collectively own an aggregate of 1,195,093 shares of Common Stock, constituting approximately 5.8% of the outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this Schedule 13D except to the extent of his or its pecuniary interest therein.

(c)       The Reporting Persons have not entered into any transactions in the shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 26, 2019, the Investor Group and the Issuer entered into the Cooperation Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

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CUSIP NO. 786449207

On March 26, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
	Exhibit 99.1	Cooperation Agreement, by and among Horton Capital Management, LLC, Joseph M. Manko Jr., Maplewood Partners, LLC, Maplewood Advisors IM, LLC, Darren C. Wallis, Horton Capital Partners, LLC, Sierra Investments, LP, Maplewood Global Partners, LLC, Maplewood Capital Partners, LP, Horton Capital Partners Fund, LP, AVI Capital Partners, LP, Maplewood Advisors GP, LLC and Safeguard Scientifics, Inc., dated March 26, 2019.
	Exhibit 99.2	Joint Filing Agreement, by and among Horton Capital Management, LLC, Joseph M. Manko Jr., Maplewood Partners, LLC, Maplewood Advisors IM, LLC, Darren C. Wallis, Horton Capital Partners, LLC, Sierra Investments, LP, Maplewood Global Partners, LLC, Maplewood Capital Partners, LP, Horton Capital Partners Fund, LP, AVI Capital Partners, LP and Maplewood Advisors GP, LLC, dated March 26, 2019.

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CUSIP NO. 786449207

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 27, 2019	HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
		Name:	Joseph M. Manko, Jr.
		Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

MAPLEWOOD PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

MAPLEWOOD ADVISORS IM, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

/s/ Darren C. Wallis
DARREN C. WALLIS

HORTON CAPITAL PARTNERS, LLC

By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

SIERRA CAPITAL INVESTMENTS, LP

By:	Horton Capital Partners, LLC and Maplewood Global Partners, LLC, its General Partners

By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member, Horton Capital Partners, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member, Maplewood Global Partners, LLC

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CUSIP NO. 786449207

Maplewood Capital Partners, LP

By:	Maplewood Partners, LLC, its General Partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

MAPLEWOOD GLOBAL PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

HORTON CAPITAL PARTNERS FUND, LP

By:	Horton Capital Partners, LLC, its General Partner

By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

AVI CAPITAL PARTNERS, LP

By:	Maplewood Advisors GP, LLC, its General Partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

MAPLEWOOD ADVISORS GP, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

23